PROMISSORY NOTE

For good and valuable consideration in the form of a personal loan in the amount of $15,000.00 deposited into the bank account of Stellar Biotechnologies, Inc. on September 9, 2009, the receipt and sufficiency of which are hereby acknowledged, Stellar Biotechnologies, Inc. ("Stellar") hereby promises to pay, to the order of Frank R. Oakes, at the offices of Stellar Biotechnologies, Inc. 321 E. Hueneme Rd., port Hueneme, CA 93041, or such other location as may be designated by Frank Oakes, the sum of fifteen thousand dollars ($15,000.00) in the lawful currency of the United States of America.

Stellar hereby waives the necessity of presentment, protest and notice of dishonour and the protest of this promissory note.

Dated at Port Hueneme, California this 9th day of September, 2009.

STELLAR BIOTECHNOLOGIES, INC.

Per: [signature]

Per: [signature]

ORIGINAL

PAID
SEP 16 2009
15,000.00

paid in full 9/16/09